EXHIBIT A
                            INVESTMENT COMPANY BOND

                                                         BOND NO. FI 0247723
Hardford Fire Insurance Company
Hardford Plaza
Hardford, CT 06115
(Herein called UNDERWRITER)

DECLARATIONS
Item 1. Name of Insured (herein called INSURED(S)):NorthQuest Capital Fund, Inc.

        Principal Address:    16 Rimwood Lane
                              Colts Neck, NJ 07722

Item 2. Bond Period: from 12:01 a.m. on January 3, 2008
                     to:  12:01 a.m. on January 3, 2009

Item 3. Limit of Liability: $125,000
        Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the cov-erage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond limit of liability. If "Not Covered" is inserted be-low beside any specified COVERAGE, the coverage provided such COVERAGE is deleted from this bond.

                 COVERAGES                  Limit of Liability     Deductible
I.    Employee                             $125,000              $0
II.   Premises                             $125,000              $1,500.
III.  Transit                              $125,000              $1,500.
IV.   Forgery or Alteration                $Not Covered          $N/A
V.    Securities                           $Not Covered          $N/A
VI.   Counterfeit Currency                 $125,000              $1,500.
VII.  Computer Systems Fraudulent Entry    $Not Covered          $N/A
VIII. Voice Initiated Transaction          $Not Covered          $N/A
IX.   Telefacsimile Transfer Fraud         $Not Covered          $N/A
X.    Uncollectible Items of Deposit       $Not Covered          $N/A
XI.   Audit Expense                        $Not Covered          $N/A
XII.  Stop Payment                         $Not Covered          $N/A
XIII. Unauthorized Signature               $Not Covered          $N/A

      Optional Coverages:
                                           $End
                                           $
                                           $

No Deductible shall apply to any loss under COVERAGES I. sustained by any "Investment Company".

Item 4. The Coverages provided by this Bond are also subject to the terms of the following riders issued herewith:
        F-6015; RN00U001

Item 5. The INSURED by the acceptance of this bond gives notice to the UNDER-WRITER terminating or canceling prior bond(s) or policy(ies) No.(s)
        FI 0239414-07        such termination or cancellation to be effective
        as of the time this bond becomes effective.

This bond will not be valid unless countersigned by our duly authorized repre-sentative.
                            Countersigned by: /s/  Kenneth McNally
                                                   ---------------
                                                   Kenneth McNally, Authorized
                                     - 1 -


(page)
INVESTMENT COMPANY BOND
                                                           Representative
The UNDERWRITER, in consideration of the payment of premium, and in reliance upon all statements made an information furnished to the UNDERWRITER by the INSURED in applying for this bond, and subject to the DECLARATIONS, COVERAGES, GENERAL CONDITIONS, DEFINITIONS AND LIMITATIONS and other terms hereof, agrees to indemnify the INSURED for:
                                   COVERAGES
I.  EMPLOYEE
    Loss of "Property" directly resulting from "Larceny or Embezzlement" commit-ted by any "Employee", acting alone or in collusion with others.
II. PREMISES
    A.PROPERTY
      Loss of "Property" directly resulting from robbery, burglary, larceny (common-law or statutory), mysterious disapperance, damage, destruction or removal from the possession, custody or control of the INSURED, while such "Property" is in the custody of or deposited within any office or premise.
    B.OFFICE EQUIPMENT
      Loss of, or damage to furnishings, fixtures, supplies, equipment, safes or vaults within any of the INSURED'S offices directly resulting from robbery, burglary, or larceny (common-law or statutory) of such offices, or attempt thereat. Loss resulting from damage to any office directly re-sulting from robbery, burglary or larceny (common-law or statutory) of such offices, furnishings, fixtures, supplies, safes or vaults or is legally liable for such loss or damage always excepting, however, loss or damage through fire and all loss to electronic data processing equipment.
 III. TRANSIT
      Loss of "Property" directly from robbery or larceny (common-law or statu-
      tory), mysterious disapperance, damage to or destruction while the "Prop-erty" is in transit to any location:
      a. in an armored motor vehicle, including loading and unloading therof,
      b. in the custody of a natural person acting as a messenger of the INSURED, or
      c. in the custody of a "Transportation Company" while being transported in a conveyance which is not an armored motor vehicle provided, except, that covered "Property" transported in this manner is limited to the following:
         1. written records,
         2. securities issued in registered form or negotiable instruments not payable to bearer, which are not endorsed or are restrictively en-dorsed.
       Coverage under this Transit Coverage begins upon the receipt of such "Property" by the natural person acting as a messenger or as a represent-ative of the "Transportation Company" and ends upon delivery to the prem-ises of the addressee or to any representative of the addressee.
 IV.   FORGERY OR ALTERATION
       Loss to the INSURED directly resulting from:
       a. "Forgery" or fraudulent material alteration of any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissary notes, money orders, orders upon public treasuries, letters of credit or receipts for the withdrawal of "Property", or
       b. transferring, delivering or paying any funds or other "Property", or establishing any credit or giving any value in good faith, and in the ordinary course of business on written instructions or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other "Property", which in-structions or applications purport to bear the handwritten signature of:(1) any "Customer" or of the INSURED, or (2) any shareholder or subscriber to shares of an "Investment Company", or (3) any banking institution, stockbroker or "Employee" but which instructions or ap-plications either bear a "Forgery" or a fraudulent material altera-tion without the knowledge and consent of such "Customer", share-
          Form F-6000-0              - 2-


(page)
          holder, subscriber to shares, banking institution, stockbroker, or "Employee".
       There is no coverage under this Forgery Or Alteration Coverage IV for any loss covered under Coverage V. OR IX. of this bond, whether or not Cover-ages V. and IX. are provided by this bond.
       A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

INVESTMENT COMPANY BOND
V.     SECURITIES
       Loss directly resulting from the INSURED, in good faith and in the ordin-ary course of business, whether for its own account or for the account of others having:
       a. acquired, accepted or received, sold, delivered, given value, extended credit, or assumed liability upon any original "Securities, documents or other written instruments" which:
          1. bear a "Forgery" or fraudulent material alteration,
          2. have been lost or stolen, or
          3. are "Counterfeit", or
       b. guaranteed in writing or witnessed signatures upon transfers, assign-ments, bill of sales, powers of attorney, guarantees, endorsements or other obligations in connection with any "Securities, documents or other written instruments", which pass or purport to pass title to them.
       Actual and continued physical possession of such "Securities, documents or other written instruments" by an "Employee", "Custodian", or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items and release or return of such items will be deemed to be an acknowledgement by the INSURED of not having re-lied on such items.
       A mechanically reproduced facsimile signature is deemed to be the same as a hand written signature.
VI.    COUNTERFEIT CURRENCY
       Loss directly resulting from the receipt by the INSURED, in good faith and in the ordinary course of business, of "Counterfeit" money orders, currencies or coin of any country.
VII.   COMPUTER SYSTEMS FRAUDULENT ENTRY
       Loss to the INSURED directly from fraudulent entry of data into or the change of data elements or programs within the INSURED'S proprietary "Computer System" or a "Computer System" operated or used by the INSURED and stated in the application, if the fraudulent entry or change results in:
       a. "Property" being transferred, paid or delivered,
       b. an account of the INSURED, or its "Customer", being added, deleted, debited, or credited, or
       c. an unauthorized account or a fictitious account being debited or credited.
VIII.  VOICE INITIATED TRANSACTION
       Loss to the INSURED directly from a "Voice Initiated Transaction" direct-ed to the INSURED and authorizing the transfer of dividends or redemption proceeds of "Investment Company" shares from a "Customer's" account, pro-vided such "Voice Initiated Transaction" was:
       a. received at the INSURED'S offices by those "Employees" of the INSURED authorized to receive the "Voice Initiated Transaction", and
       b. made by a person purporting to be a "Customer", and
       c. made by such person for the purpose of causing the INSURED or "Customer" to suffer a loss or making an improper personal financial gain for such person or any other person, and
       d. initiated pursuant to a preexisting written agreement between the "Customer" and the INSURED.
       In order for coverage to apply under this Coverage, all "Voice Initiated Transactions" must be received and processed in good faith, and in the
       Form F-6000-0                 - 3 -


(page)
       ordinary course of business in accordance with the Procedures established in the application.
IX.    TELEFACSIMILE TRANSFER FRAUD
       Loss to the INSURED directly resulting from the INSURED having, in good faith, and in the ordinary course of business, transferred or delivered Funds, certificated securities or uncertificated securities through a "Computer System" covered under the Computer Systems Fraudulent Entry Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction was received at the INSURED's offices by those "Employees" of the INSURED authorized to recieve the Telefacsimile Device instruction and which:
       (1) purports and reasonably appears to have originated from
           a. a Client of the INSURED,
           b. another office on the INSURED, or
           c. another financial institution, but was not originated by the Client or entity whose identification it bears and
INVESTMENT COMPANY BOND
       (2) such instruction contains a valid test code which proves to have been used by a person who was not authorized to use it and,
       (3) contains the name of a person authorized to initiate such transter;
           and
       if the transfer was in excess of the Telefacsimile Transfer Coverage De-ductible stated in item 3. of the Declarations Page, the instruction was verified by a call-back according to a pre-arranged procedure.
       For the purposes of this Coverage, Client means as entity or individual which was through a written agreemnt with the INSURED authorized the INSURED to rely on Telefacsimile Device instructions to initiate trans-fers and has provided the INSURED with the names of persons authorized to make such transfers, and with which the INSURED has established an instruction verification procedure. Fund's means money on deposit in an account.
       In addition to the Conditions and Limitations in the bond, the following provisions are applicable to the Telefacsimile Transfer Fraud Coverage:
       Telefacsimile Device means a machine capable of sending or receiving an image of a document by electronic means transmitted through a telephone line and which reproduces the exact duplicate of the document on paper. This Coverage (Telefacsimile Transfer Fraud) does not cover loss result-ing directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Coverage and would be imposed on the INSURED without the existence of the contract.
       Proof of loss for claim under this Coverage must include a copy of the document reproduced by the Telefacsimile Device.
X.     UNCOLLECTIBLE ITEMS OF DEPOSIT
       Loss directly resulting from the INSURED, in good faith and in the or-dinary course of business, crediting an account of a "Customer", share-holder or subscriber based on any "Items of Deposit" which prove to be uncollectible, if the crediting of said account causes:
       a. redemptions or withdrawals of the account to be effected,
       b. shares to be issued, or
       c. payment of dividends,
       from an account of an "Investment Company".
       In order for coverage to apply under this Coverage, the INSURED must hold "Items of Deposit" for the minimum number of days stated in the applica-tion before permitting any redemptions or withdrawals of the account, is-suing any shares or paying any dividends with respect to such "Items of Deposit".
       "Items of Deposit" are deemed uncollectible when the INSURED'S standard collection procedures have been utilized and have failed to result in collection.
XI.    AUDIT EXPENSE
       Reasonable expense incurred by the INSURED for an audit or examination
       Form F-6000-0                 - 4 -


(page)
       required by any governmental regulatory authority or self-regulatory or-ganization and conducted by such authority, organization or their appoin-tee because of the discovery of loss sustained by the INSURED and cover-ed by this bond but only for the part of the audit or examination caused by said loss.
XII.   STOP PAYMENT
       Loss of any and all sums which the INSURED shall become obligated to pay by reason of the liability imposed upon the INSURED by law for damages:
       (a) for having either complied with or failed to comply with any written notice of any "Customer" or any authorized representative of such "Customer" to stop payment of any check or draft made or drawn by such "Customer" or any authorized representative of such "Customer" or
       (b) for having refused to pay any check or draft made or drawn by any "Customer" or any authorized representative of such "Customer".
XIII.  UNAUTHORIZED SIGNATURE COVERAGE
       Loss to the INSURED directly resulting from the INSURED having in good faith and in the ordinary course of business, accepted, paid or cashed any check, withdrawal order, draft, made or drawn on a "Customer's" ac-count, which bears the signature or endorsement of one other than a per-son whose name and signature is on file with the INSURED as a signatory on such account. It shall be a condition precedent to the INSURED'S right of recovery under this Coverage that the INSURED have on file signatures of all persons who are signatories on such account.

INVESTMENT COMPANY BOND
                               GENERAL CONDITIONS
   A.  OTHER COMPANIES INSURED UNDER THIS BOND
       If more than one corporation, or "Investment Company", or combination thereof is included herein as the INSURED:
       (1) The total liability of the UNDERWRITER under this bond for loss or losses sustained by one or more or all INSUREDS under the Bond shall not exceed the limit for which the UNDERWRITER would be liable if all losses were sustained by only one of them.
       (2) The first named INSURED shall be deemed to be the sole agent of all of the other INSUREDS hereunder for all purposes under this bond, in-cluding but not limited to giving or receiving any notice or proof required to be given herein and for the purpose of effecting or ac-cepting amendments to or termination of this bond. The UNDERWRITER shall give each "Investment Company" a copy of this bond and any amendment hereto, a copy of each formal filing of claim by any other named INSURED and the terms of the settlement of each cliam prior to the execution of such settlement.
       (3) The UNDERWRITER bears no responsibility under this Bond for the pro-
           per application of any payment made to the first named INSURED.
       (4) For the purposes of the bond, knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory "Employee" of any INSURED constitutes knowledge or discovery by all the INSUREDS.
       (5) If the first named INSURED for any reason, ceases to be covered under this bond, then the INSURED next named shall henceforth be considered as the first INSURED for the purposes mentioned in (2) above.
   B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS While this bond is in force, if the INSURED, other than an "Investment Company", merges or consolidates with, or purchases or acquires assets or liabilities of another entity, the INSURED shall not have the Coverage afforded under this bond for loss which:
        a. has or will occur in offices or on premises acquired, or
        b. has or will be caused by an "Employee" or "Employees" acquired, or
        c. has or will arise out of the assets or liabilities acquired, unless the INSURED:
           i.   gives the UNDERWRITER written notice of the proposed consolida-
        Form F-6000-0                - 5 -


(page)
                tion, merger, purchase, or acquistion of assets or liabilities prior to the proposed effective date of such action, and
           ii. obtains the written consent of the UNDERWRITER to the extent the coverage provided by this bond in whole or in part to such addi-tional exposure, and
           iii. upon obtaining such consent pays an additional premium to the UNDERWRITER.
   C.  CHANGE OF CONTROL - NOTICE TO UNDERWRITER
       When the INSURED becomes aware of a change in control (other than in an "Investment Company"), as defined in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall, within thirty (30) days, give written notice to the UNDERWRITER setting forth:
       (1) the names of the transferors and transferees (or if the voting secur-ities are registered in another name the names of the beneficial own-
           ers),
       (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the date of the transfer, and
       (3) the total number of outstanding voting securities.
       The failure to give the above required notice shall result in termination of coverage as to any loss involving a transferee, effective on the date of such change in control.
   D.  REPRESENTATION MADE BY INSURED
       The INSURED represents to the UNDERWRITER that all information it has furnished either in the application for this bond or other documentation is complete, true and correct. Such application and other documentation constitute part of this bond.
       The INSURED must properly notify the UNDERWITER of any change in any fact or circumstance that materially effects the risk assumed by the UNDERWRITER under this bond.
       Any intentional misrepresentation, ommission, concealment or incorrect statement of a material fact, in the application or related documenta-tion, shall be grounds for rescission of this bond.

INVESTMENT COMPANY BOND
                          DEFINITIONS AND LIMITATIONS
   I.  DEFINITIONS
       For the purposes of the Coverage provided by this bond:
       A. "Computer Systems" means:
          1. computers, including related peripheral and storage components,
          2. systems and applications software,
          3. terminal devices, and
          4. related communication networks
          by which data is electronically assembled, transmitted, processed, stored, and retrieved.
       B. "Counterfeit" means an immitation of an actual and valid original which is intended to deceive and be taken as the original.
       C. "Custodian" means the institution designated by an "Investment Company" to have possession and control of its assets.
       D. "Customer" means an individual, corporation, partnership, trust, or LLC which is a shareholder or subscriber of the INSURED.
       E. "Employee" means:
          1. a corporate officer of the INSURED;
          2. a natural person while in the regular service of the INSURED at any of the INSURED'S offices and who is compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service:
          3. an attorney retained by the INSURED or an employee of such attorney
                                     - 6 -


(PAGE)
             while either is performing legal services for the INSURED;
          4. a person furnished by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED'S supervision at any of the INSURED'S offices or premises;
          5. an employee of an institution which has been merged or consolidated with the INSURED prior to the effective date of the bond;
          6. a student or intern pursuing studies or perform duties in any of the INSURED'S offices.
          7. each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as an elec-tronic data processsor of checks or other accounting records relat-ed to such checks but only while such person, partnership, or corp-oration is actually performing such services and not:
             a. creating, preparing, modifying or maintaining the INSURED'S com-
                puter software or programs; or
             b. acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the INSURED;
          8. a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of an offi-cer or "Employee" of the INSURED or while acting as a member of any duly elected or appointed committee to examine, audit or have cus-tody of or access to "Property" of the INSURED; or
          9. any partner, officer or employee of an investment adivser, an un-derwriter (distributor), a transfer agent or shareholder record keeper, or an adminstrator, for an "Investment Company" while per-forming acts within the scope of customary and usual duties of an officer or employee of an "Investment Company" or acting as a mem-ber of any duly elected or appointed committee to examine, audit or have custody of or access to "Property" of an "Investment Company".
       The term "Employee", shall not include any partner, officer or employee of a transfer agent, shareholder record keeper or administrator:
            a. which is not an "affiliated person" (as defined in Section 2(a)
               of the Investment Company Act of 1940) of an "Investment Company" or of the investment advisor or underwriter (distributor) of such "Investment Company"; or
            b. which is a "bank" (as defined in Section 2(a) of the Investment
               Company Act of 1940).

INVESTMENT COMPANY BOND

          This coverage provided by the bond does not afford coverage in favor of the employers of persons as set forth in (4) and (7) above, and in the event of any payment to the INSURED by the UNDERWRITER directly resulting from "Larceny or Embezzlement" committed by any partners, officers, or employees of such employers, whether acting alone or in collution with others, an assignment of the INSURED'S rights and causes of action as they may have against such employers because of such acts shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all docu-ments necessary to secure the rights provided herein.
          Each employer of persons as set forth in (3), (4) and (7) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purposes of this bond, excepting, however, the last paragraph of the Termination-Cancellation Section.
          Independent contractors not specified in (3), (4) and (7) above, in-termediaries, agents, brokers or other representatives of the same type shall not be considered "Employees".
       F. "Forgery" means the signing of the name of another person or organiza-tion with the extent to deceive with or without authority, an any ca-pacity, for any purpose but does not mean a signature which consists in whole or in part of one's own name.
          Form F-6000-0              - 7 -


(page)
       G. "Investment Company" means an investment company registered under the Investment Company Act of 1940 and as shown under the NAME OF INSURED on the DECLARATIONS.
       H. "Items of Deposit" means one or more checks or drafts drawn upon a financial institution in the United States of America.
       I. "Larceny or Embezzlement" means "Larceny or Embezzlement" as set forth in Section 37 of the Investment Company Act of 1940.
       J. "Property" means:
          a. currency, coin, bank notes, or Federal Reserve note (money), post-age and revenue stamps, U.S. Savings Stamps, securities, including notes, stock, and treasury stock, bonds, debentures, certificates of deposit;
          b. certificates of interests or participation in any profit-sharing agreement, collateral trust certificate, preorganization certifi-cate or subscription, transferable share, investment contract, vo-ting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, interests or instruments commonly known as securities under the Investment Company Act of 1940, any other certificate of inter-est or participation in, temporary or interim certificate for, re-ceipt for, guarantee of, or warrant or right to subscribe to or purchase any of the following;
          c. bills of exchange, acceptances, checks, drafts, withdrawal orders, money orders, travelers' checks, letters of credit, bills of lad-ing, abstracts of title, insurance policies, deeds, mortgages of real estate and/or of chattels and interests therein, assignments of such mortgages and instruments, including books of accounts and written records used by the INSURED in the conduct of its business; and
          d. electronic representation of the instruments enumerated above (but excluding all electronic data processing records) in which the INSURED acquired an interest at the time of the INSURED'S consoli-dation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity whether held gratuitously or whether or not the INSURED is laible therefor.
       K. "Securities, documents or other written instruments" means original (including original counterparts) negotiable or non-negotiable instru-ments, or assignments thereof, which by themselves represent an equi-table interest, ownership, or debt and which are transferable in the ordinary course of business by delivery of suh instruments with any necessary endorsements or assignments.
       L. "Transportation Company" means any entity which provides its own or leased vehicles for transportation or provides freight forwarding or air express services.
       M. "Voice Initiated Election" means any election related to dividend op-tions available to an "Investment Company" shareholders or subscribers which is executed by voice over the telephone.
       N. "Voice Initiated Redemption" means any redemption of shares issued by an "Investment Company" which is initiated by voice over the phone.
       O. "Voice Initiated Transaction(s)" means any "Voice Initiated Redemp-tion" or Voice Initiated Election".

INVESTMENT COMPANY BOND

  II.  EXCLUSIONS
       A. EXCLUSIONS APPLICABLE TO ALL COVERAGES
          This bond does not directly or indirectly cover:
          (1) loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of all of the Coverages under this bond.
          (2) loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped
          Form F-6000-0              - 8 -

(page)
              power, war or insurrection. However, this exclusion shall not ap-ply to loss which occurs in transit under the circumstances enum-erated in Coverage III TRANSIT, provided that when such transit was undertaken there was no knownledge on the part of any person acting for the INSURED in undertaking such transit of such riot, civil commotion, military, naval or usurped power, war or insur-rection;
          (3) loss resulting from dishonest acts of any member of the Board of Directors of Board of Trustees of the INSURED who is not an "Employee", acting alone or in collution with others;
          (4) loss, which in whole or in part, results solely from any violation by the INSURED or by any "Employee" of any law, or rule, or regu-lation pertaining to any law regulating:
              a. the issuance, purchase or sale of securities,
              b. transactions on security or commodity exchanges or over-the-
                 counter markets,
              c. investment advisors, or
              d. investment companies
              unless such loss, in the abscence of such laws, rules or regula-tions, would be covered under Coverages I. or IV.;
          (5) loss of potential income including, but not limite to, interest and dividends not realized by the INSURED or by any "Customer" of the INSURED;
          (6) loss resulting from indirect or consequential loss of any nature;
          (7) any damages other than compensatory damages (but not multiples thereof) for which the INSURED is legally liable, arising from a loss covered under this bond;
          (8) loss resulting from the effects of nuclear fission, fusion, ra-dioactivity, or chemical or biological contamination;
          (9) loss resulting from the theft or misuse of confidential informa-tion, material or data except that this exclusion shall not apply to the transfer or payment of money.
         (10) costs, fees and expenses incurred by the INSURED in proving the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to Coverage XI.;
         (11) loss resulting from voice requests or instructions transmitted over the telephone, provided however, this EXCLUSION shall not ap-ply to Coverage VIII. and Coverage IX.;
         (12) loss sustained by one INSURED to the advantage of any other INSURED, or subsidiary or entity in which the INSURED, its majori-ty shareholder, partner, or ownner has a majority interest there-in, provided that an INSURED, upon discovery of the loss, can cause the principal sum to be restored to the INSURED who suffered the loss.
       B. SPECIFIC EXCLUSIONS - APPLICABLE TO ALL COVERAGES EXCEPT COVERAGE I. This bond does not directly or indirectly cover:
          (1) loss caused by an "Employee", provided, however, this EXCLUSION shall not apply to loss covered under Coverages II. or III. which results directly from misplacement, mysterious disapperance, or damage to or destruction of "Property";
          (2) loss through the surrender of "Property" away from an office of the INSURED as a result of a threat:
              a. to do bodily harm to any person, except loss of "Property" in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was undertaken there was no knowledge by the INSURED or any person acting as messen-ger of the INSURED of any such threat or
              b. to damage to the premises or "Property" of the INSURED;
          (3) loss involving "Items of Deposit" which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to Coverage X.;
          (4) loss resulting from payments made or withdrawals from my account involving erroneous credits to such account;
          Form F-6000-0              - 9 -


(page)
INVESTMENT COMPANY BOND

          (5) loss of "Property" while in the mail;
          (6) loss of "Property" while in the custody of a "Transportation Com-pany". provided however, that this EXCLUSION shall not apply to Coverage III.;
          (7) loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other "Property" to the INSURED but this EXCLU-SION shall not apply to loss of "Property" directly from robbery, burglary, misplacement, mysterious disapperance, damage, destruc-tion or abstraction from possession, custody or control of the INSURED.
       C. EXCLUSION - APPLICABLE TO ALL COVERAGES EXCEPT COVERAGES I., IV., V. This bond shall not directly or indirectly cover:
          (1) loss resulting from "Forgery" or any alteration;
          (2) loss resulting from the complete or partial non-payment of or de-fault on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;
          (3) loss involving a "Counterfeit" provided, however, this EXCLUSION shall not apply to Coverage VI., X., and XIII.
 III.  DISCOVERY
       This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory "Employee" of the INSURED during the Bond Period. Discovery of loss is deemed to occur at the earliest point that such individuals become aware of:
       (1) facts which may subsequently result in a loss of a type covered by this bond, or
       (2) an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred and even if the amount of actual or potential loss does not ex-ceed the applicable Deductible or the exact amount or details of the loss are not known.
  IV.  NOTICE - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER
       (1) At the earliest practicable time, not to exceed thirty (30) days af-ter discovery of the loss, the INSURED shall give the UNDERWRITER notice thereof.
       (2) Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER a proof of loss, duly sworn to, with full particu-lars of the loss.
       (3) Securities issued with a certificate or bond number shall be identi-fied in a proof of loss by such numbers.
       (4) Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.
       (5) This bond affords coverage only to the INSURED. No claim, suit, ac-tion, or legal proceedings shall be brought under this bond by anyone other than the INSURED.
   V.  LIMIT OF LIABILITY/NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY
       Prior to the termination of this bond, it shall continue in force for the limit stated in the applicable section of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:
       (1) any one act of burglary, robbery or attempt thereat, in which no "Employee" is concerned or implacated, or
       (2) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of "Property", or
       (3) all acts, other than those specified in (1) above, of any one person,
       Form F-6000-0                 - 10 -


(page)
           or
       (4) any one casualty or event other than those specified in (1), (2), or
           (3) above,
       shall be deemed to be one loss and shall be limited to the applicable Limit of Liabilty state in ITEM 3. of the DECLARATIONS of this bond ir-respective of the total amount of such loss or losses. The Limit of Lia-bility shall not be cumulative in amounts from year to year or from per-iod to period.

INVESTMENT COMPANY BOND
       All acts, as specified in (3) above, of any one person which directly or indirectly aid in any way wrongful acts of any other person or persons or permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.
  VI.  DEDUCTIBLE
       The UNDERWRITER shall not be liable under any Coverages under this bond because of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than any amounts recovered under any bond or policy of insurance issued by an insurance company and covering such loss, or re-coveries by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the Deductible set forth in ITEM
       3. of the DECLARATIONS, and then for such amounts that are in excess of the deductible, but in no event for more than the applicable Limit of Liability stated in ITEM 3. of the DECLARATIONS.
       There is no Deductible applicable to any loss under Coverage I. sustained by any "Investment Company".
 VII.  ATTORNEY'S FEES AND COURT COSTS
       The UNDERWRITER will indemnify the INSURED for reasonable attorneys' fees and court costs incurred and paid by the INSURED in the defense, whether or not successful, fully litigated on the merits or settled, of any suit or legal proceeding brought against the INSURED to enforce the INSURED'S liability or alleged liability because of any loss, claim or damage which, if established against the INSURED, would constitute a loss sus-tained by the INSURED and covered under the terms of this bond except that with respect to Coverage I. this Section shall only apply in the event that:
       (1) an "Employee" acknowledges being guilty of "Larceny or Embezzlement",
       (2) an "Employee" is adjudicated guilty of "Larceny or Embezzlement", or
       (3) in the abscence of (1) or (2) above, an arbitration panel decides, after a review of any agreed statement of facts between the UNDER-WRITER and the INSURED, that an "Employee" would be found guilty of "Larceny or Embezzlement" if such "Employee" were prosecuted.
       The INSURED shall at the earliest practicable time, not to exceed thirty
       (30) days after the discovery of any such claim, suit or legal proceed-ing, and at the request of the UNDERWRITER, furnish copies of all plead-ings and relevant papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to control the defense of all or part of such suit or legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys chosen by the UNDERWRITER. The INSURED shall provide all resaonable information and assistance required by the UNDERWITER for such defense.
       If the amount demanded in a suit or legal proceeding is greater than the Limit of Liability state in ITEM 3. of the DECLARATIONS for the applica-ble Coverage, or if a Deductible is applicable, or both, the UNDER-WRITER'S liability for attorneys' fees and court costs incurred in de-fending all or part of such suit or legal proceeding is limit to the pro-portion of such attorneys fees and court costs incurred that the Limit of Liability stated in ITEM 3. of the DECLARATIONS for the applicable
       Form F-6000-0                 - 11 -


(page)
       Coverage bears to the total of the amount demanded in such suit or legal proceeding.
       All amounts indemnified by the UNDERWRITER for attorneys' fees and court costs shall be in addition to the Limit of Liability stated in ITEM 3. of the DECLARATIONS.
       If the UNDERWRITER declines to defend the INSURED, no settlement or judgement against the INSURED shall determine the existence, extent or amount of coverage under this bond without the prior written consent of the UNDERWRITER and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.
VIII.  VALUATION OF PROPERTY
       The value of any loss of "Property", other than books of account or other records used by the INSURED in the conduct of its business, shall be de-termined by the average market value of such "Property" on the business day immediately preceding discovery of such loss except that the value of any "Property" replaced by the INSURED with the consent of the UNDERWRIT-ER prior to the settlement of any claim for such "Property", shall be the actual market value at the time of replacement.

INVESTMENT COMPANY BOND
       In the event of a loss of interim certificates, warrants, rights or other securities, (as used herein, "options") which need to be presented to ex-ercise the subscription, conversion, redemption or deposit privileges, their value shall be:
       a. if such options have not expired, the average market value of such op-tions on the business day immediately preceding the discovery of such loss, or the actual market value at the time of agreed replacement as provided in the paragraph, or
       b. if such options have expired at the time their loss is discovered, their market value immediately preceding their expiration, or
       c. if no market price is quoted for such "Property" or for such options, the value shall be determined by agreement between the parties, or arbitration if the parties are unable to agree to the value.
       The value of any loss of "Property" consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.
  IX.  VALUATION OF PREMISES AND FURNISHINGS
       In the event of loss or damage to any office of the INSURED or to the furnishings, fixtures, supplies, equipment, safes or vaults, the UNDER-WRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDER-WRITER may, at its option, pay actual cash value or make replacement or repair. In the event the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.
   X.  SECURITIES SETTLEMENT
       In the event of a loss of securities covered under this bond, the UNDER-WRITER may, at its sole option, purchase replacement securities, tender the value of the securities in money, or issue its indemnity on order to allow the issuance or replacement securities.
       Indemnity will be required from the INSURED under the terms of this Sec-tion against all loss, cost or expense arising from the replacement of securities by the UNDERWRITERS. The amount of such indemnity from the INSURED shall be:
       (1) for securities having a value of less than or equal to the applicable Deductible- one hundred percent (100%);
       (2) for securities having a value greater than the Deductible but within the applicable Limit of Liability-the percentage that the Deductible bears to the value of the securities;
       (3) for securities having a value greater than the applicable Limit of
       Form F-6000-0                 - 12 -

(page)
           Liability- the percentage that the Deductible and the portion in ex-cess of the applicable Limit of Liability bears to the value of the securities.
       The value referred to in (1), (2), and (3) above is the value provided for in SECTION VIII. VALUATION OF "PROPERTY", regardless of the value of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained.
       The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so at its sole option.
       The INSURED shall pay the applicable proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set for in (1), (2), and (3) above. No portion of the Limit of Liability shall be used as pay-ment of premium for any indemnity purchased by the INSURED to obtain re-placement securities.
  XI.  SUBROGATION-ASSIGNMENT-RECOVERY
       In event of a payment under this bond by the UNDERWRITER, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On the request of the UNDERWRITER, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.
       Recoveries, whether realized by the UNDERWRITER or by the INSURED, shall be applied after deducting the expense of such recovery, first to the INSURED'S loss which would otherwise have been paid except that it ex-ceeds the applicable Limit of Liability, second, to the UNDERWRITER to amounts paid in settlement of the INSURED'S claim and third, to the IN-SURED to the applicable Deductible. Recovery from reinsurance and/or in-demnity of the UNDERWRITER shall not be a recovery under this section

INVESTMENT COMPANY BOND
 XII.  COOPERATION OF INSURED
       At the UNDERWRITER'S request and at reasonable times and places designat-ed by the UNDERWRITER, the INSURED shall submit to examination by the UNDERWRITER and subscribe to the smae under oath, produce for the UNDER-WRITER'S examination and copying, at its own expense all relevant re-cords, and cooperate with he UNDERWRITER in all matters pertaining to the loss.
       The INSURED shall execute all papers and provide assistance to secure for the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.
XIII.  OTHER INSURANCE
       Coverage under this bond shall apply excess over any valid and collecti-ble insurance, indemnity or suretyship obtained by or on behalf of the INSURED or as "Transportation Company" or other entity on whose premises the loss occurred or which employed the person who caused the loss or en-gaged the messenger conveying the "Property" which was the subject of the loss.
 XIV.  TERMINATION - CANCELLATION
       If the bond is for a single INSURED, it shall be terminated or canceled unless written notice is given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.
       If the bond is for a joint INSURED, it shall not be terminated or cancel-ed unless written notice is given by the acting party to the affected party, and by the UNDERWRITER to all INSURED "Investment Companies" and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.
       This bond will terminate as to any one INSURED, other than an "Investment
       Form F-6000-0                 - 13 -


(page)
       Company", immediately upon the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statue relative to bankruptcy or reorganization of the INSURED, or assignment for the bene-fit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger with another entity, disposition of all of its assets or otherwise.
       The UNDERWRITER shall refund the unearned premium in accordance with the standard short sale cancellation tables if terminated by the INSURED or pro rata if terminated for any reason.
       Coverage will terminate as to any "Employee".
       (1) at the time that any partner, director, trustee, or officer or super-visory "Employee" not acting in collusion with such "Employee", learns of any dishonest act committed by such "Employee" at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED of any other person or entity or
       (2) sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such "Employee".
  XV.  CHANGE OR MODIFICATION
       No change in or modification of this bond shall be effective except by written rider to this bond issued by an Authorized Representative of the UNDERWRITER.
       If this bond is for a single INSURED, no charge or modification which ad-versely affects the rights of the INSURED shall be effective prior to sixty (60) days after written of such change or modification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.
       If this bond is for a joint INSURED, no change or modification which ad-versely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to all insured "Investment Companies" and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.

























       Form F-6000-0

(page)

  RIDER

     To be attached to and form part of Investment Company Bond, No. FI 0247723 in favor of NorthQuest Capital Fund, Inc.

        It is agreed that:

        1. All references to Deductible are deleted from the DECLARATIONS Page.

        2. Subject to the provisions of the attached bond with respect to the Limit of Liability and Deductible amounts, the Deductible shown for each of the following Deductible groups applies to each of the INSUREDS listed within each group.


                         JOINT INSURED DEDUCTIBLE GROUPS

     Group A                          Deductible $ _______

                                    INSUREDS

     Emerald Research Corporation
     ---------------------------------------------------------------------------


     Group B                          Deductible $ _______

                                    INSUREDS

     ---------------------------------------------------------------------------

     Group C                          Deductible $ _______

                                    INSUREDS

     ---------------------------------------------------------------------------

        3. In the event of loss involving two or more INSUREDS with different Deductibles, the highest Deductible applicable to any of the INSUREDS involved in the loss shall be used.

        4. This rider shall become effective as of 12:01 a.m. on January 3, 2008 standard time.











Joint Insured Varying Deductible
Adopted May 2003


Form F-6015-0

(page)


                                 THE HARTFORD














       IN WITNESS, WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.





                        HARTFORD FIRE INSURANCE COMPANY
                      Home Office- Hartford, Connecticut
                Administrative Offices - Hartford, Connecticut
              (A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)






          By: /s/  Brian S. Becker            By: /s/  David Zwiener
                   ---------------                     -------------
                   Brian S. Becker, Secretary          David Zwiener, President





















RN 00 U001 00 0593